Corporate Rentals Inc
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
Refunds	580.37
Revenue Income	142,377.24
Total Income	142,957.61
Cost of Goods Sold	
Merchant Account Fees	2,747.62
Total COGS	2,747.62
Gross Profit	140,209.99
Expense	
Bank Service Charges	1,471.47
Contractor Expense	187,908.34
Dues and Subscriptions	1,398.81
Meals and Entertainment	211.70
Professional Fees	790.98
Rent Expense	5,029.80
Repairs and Maintenance	623.00
Supplies Expense	1,809.40
Telephone Expense	4,073.00
Transportation Expense	
Fuel	19.72
Transportation Expense - Other	15.26
Total Transportation Expense	34.98
Total Expense	203,351.48
Net Ordinary Income	-63,141.49
Net Income	**-63,141.49**

12:18 PM
01/25/23
Accrual Basis

Corporate Rentals Inc
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Checking at Chase 8913	590.16
Checking at Chase 8921	171.20
Checking at Chase 9976	12,485.00
Checking at Chase 9992	300.70
Total Checking/Savings	13,547.06
Total Current Assets	13,547.06
TOTAL ASSETS	**13,547.06**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One - 1708	15,147.88
Total Credit Cards	15,147.88
Total Current Liabilities	15,147.88
Total Liabilities	15,147.88
Equity	
Capital Stock	126,691.87
Retained Earnings	-65,151.20
Net Income	-63,141.49
Total Equity	-1,600.82
TOTAL LIABILITIES & EQUITY	**13,547.06**

Corporate Rentals Inc
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-63,141.49
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Capital One - 1708	-3,964.70
Net cash provided by Operating Activities	-67,106.19
FINANCING ACTIVITIES	
Capital Stock	74,880.70
Net cash provided by Financing Activities	74,880.70
Net cash increase for period	7,774.51
Cash at beginning of period	5,772.55
Cash at end of period	**13,547.06**